UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
VENTURE LENDING & LEASING VI, INC.
(Name of Issuer)
Common Shares, $0.001 par value
(Title of Class of Securities)
NONE
(CUSIP Number)
Martin D. Eng
2010 North First Street, Suite 310
San Jose, California 95131
(408) 436-8577
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 1, 2010
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	NONE	13D	Page	2	of	13	Pages

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Venture Lending & Leasing VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		100,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

CUSIP No.	NONE	13D	Page	3	of	13	Pages

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Westech Investment Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		340

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	NONE	13D	Page	4	of	13	Pages

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Westech Investment Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		340

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	NONE	13D	Page	5	of	13	Pages

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald W. Swenson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		680

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	NONE	13D	Page	6	of	13	Pages

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Salvador O. Gutierrez

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		850

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 2. Identity and Background
Item 5. Interest in Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURES
EXHIBIT INDEX
EX-99.1
EX-99.2

CUSIP No.	NONE	13D	Page	7	of	13 Pages
     This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2010, by Venture Lending & Leasing VI, LLC, a Delaware limited liability company (the “Company”), Westech Investment Advisors, Inc., a California corporation (“Westech Advisors”), Ronald W. Swenson, and Salvador O. Gutierrez, with regard to the common shares, $0.001 par value per share, of Venture Lending & Leasing VI, Inc., a Maryland corporation (the “Issuer”). The Schedule 13D is referred to herein as the “Schedule 13D.”
     This Amendment is being filed to add Westech Investment Management, Inc., a California corporation (“Westech Management”), as a Reporting Person to the Schedule 13D. This Amendment also reports that Westech Advisors has converted from a California corporation to a California limited liability company named “Westech Investment Advisors LLC” (also referred to herein as “Westech Advisors”). For state law purposes, Westech Investment Advisors LLC is treated as the same entity as Westech Investment Advisors, Inc.
     This Amendment amends the Schedule 13D as specifically set forth herein; reference is made to the Schedule 13D for information on the matters not specifically addressed in this Amendment. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect.
Item 2. Identity and Background.
     Item 2 is hereby amended in its entirety to read as follows:
     (a) The Company is the sole shareholder of the Issuer. Westech Advisors is the managing member of the Company and the investment manager of the Issuer. Westech Management owns 100% of the membership interests in Westech Advisors, and each of Messrs. Swenson and Gutierrez owns 50% of the capital stock of Westech Management. Pursuant to the Operating Agreement of the Company, dated as of January 21, 2010, the members of the Company have pass-through voting rights such that if any vote or consent is to be cast or given by the Company as the sole shareholder of the Issuer, then Westech Advisors must first obtain direction from the members of the Company on how to cast such vote or give such consent on behalf of the Company (such operative provisions are attached to the Schedule 13D as Exhibit 6). The required vote or consent of the members to give such direction parallels the vote or consent required of the shareholders of the Issuer (i.e. if a matter requires the consent of the holders of two-thirds of the outstanding shares of the Issuer, then the vote or consent required of the members of the Company is the approval by the holders of two-thirds or more in interest of the members of the Company).
     Each of the Company, Westech Advisors, Westech Management and Messrs. Swenson and Gutierrez is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” By virtue of Westech Advisors’ position as managing member of the Company, Westech Management’s ownership of the membership interests in Westech Advisors, and the capital stock of Westech Management held by Messrs. Swenson and Gutierrez and their officer and director positions with Westech Advisors, the Reporting Persons may be deemed to be members of a Section 13(d) group and are hereby filing a joint Schedule 13D. Each Reporting Person, however, expressly disclaims membership in any group.
     The names, business addresses, principal occupations and citizenship of each director and executive officer of Westech Advisors, other than Messrs. Swenson and Gutierrez, are set forth on Schedule A to the Schedule 13D. For Westech Management, the directors and executive officers are Messrs. Swenson and Gutierrez.
     (b) The principal business and office address of each Reporting Person is 2010 North First Street, Suite 310, San Jose, California 95131.

CUSIP No.	NONE	13D	Page	8	of	13 Pages
     (c) The principal business of the Company is to acquire and hold all of the Shares. Westech Advisors is a registered investment adviser under the Investment Advisers Act of 1940. The principal business of Westech Management is to acquire and hold a membership interest in Westech Advisors. Mr. Swenson is the Chairman, Chief Executive Officer and a director of Westech Advisors and the Chairman and a director of the Issuer. Mr. Gutierrez is the President and a director of Westech Advisors and an advisory director of the Issuer.
     (d) No Reporting Person or person listed on Schedule A to the Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) No Reporting Person or person listed on Schedule A to the Schedule 13D has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended in its entirety to read as follows:
     (a) The aggregate percentage of common shares of the Issuer reported owned by each Reporting Person is based upon 100,000 common shares outstanding. The Company owns all of the Shares. By reason of its position as managing member of the Company, Westech Advisors may also be deemed to be the beneficial owner of the Shares.
     Westech Management owns 100% of the membership interests of Westech Advisors, and Messrs. Swenson and Gutierrez each own 50% of the outstanding voting capital stock of Westech Management, and are officers and directors of Westech Advisors and Westech Management. By reason of such ownership and, in the case of Messrs. Swenson and Gutierrez, such officer and director positions, Westech Management and Messrs. Swenson and Gutierrez may be deemed to beneficially own the Shares. In addition, by reason of his indirect beneficial ownership of membership interests of the Company, Mr. Swenson may be deemed to beneficially own 680 outstanding common shares of the Issuer (340 shares by reason of a membership interest of the Company owned by a trust for which he serves as trustee and 340 shares by reason of a membership interest of the Company owned by Westech Advisors), constituting 0.68% of the Shares. By reason of his indirect beneficial ownership of membership interests of the Company, Mr. Gutierrez may be deemed to beneficially own 850 outstanding common shares of the Issuer (340 shares by reason of a membership interest of the Company owned by a community trust for which he serves as trustee, 170 shares by reason of a membership interest of the Company owned by a foundation for which he serves as trustee, and 340 shares by reason of a membership interest of the Company owned by Westech Advisors), constituting 0.85% of the Shares. Each of Westech Management and Messrs. Swenson and Gutierrez disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest in the Company and in Westech Advisors as described herein.
     Based on each person’s direct or indirect beneficial ownership of membership interests in the Company, each of Messrs. Cohan, Eng, Wanek and Werdegar may be deemed to beneficially own 100, 40, 50, and 100 common shares of the Issuer, respectively, constituting 0.10%, 0.04%, 0.05% and 0.10% of the Shares, respectively. Each of Messrs. Cohan, Eng, Wanek and Werdegar disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest in the Company.

CUSIP No.	NONE	13D	Page	9	of	13 Pages
     (b) Subject to the pass-through voting rights of the members of the Company discussed above in Item 2, the Company has sole voting and dispositive power with respect to the Shares owned by it. By reason of its position as managing member of the Company, Westech Advisors may also be deemed to have sole dispositive power with respect to the Shares held by the Company. Because of Westech Advisors’ membership interest in the Company, and Westech Management’s ownership interest in Westech Advisors, Westech Advisors and Westech Management may also be deemed to share voting power with the Company with respect to 340 common shares of the Issuer. By reason of their ownership of the outstanding capital stock of Westech Management and their officer and director positions with Westech Advisors and Westech Management, each of Messrs. Swenson and Gutierrez may be deemed to have sole dispositive power with respect to the Shares held by the Company and to share voting power with the Company with respect to the 340 common shares of the Issuer beneficially owned by Westech Advisors.
     Because of each person’s direct or indirect beneficial ownership of membership interests in the Company (as more fully described in (a) above), such person may be deemed to share voting power with the Company with respect to the following number of common shares of the Issuer: (i) Mr. Swenson, 340 common shares of the Issuer, (ii) Mr. Gutierrez, 510 common shares of the Issuer, (iii) Mr. Cohan, 100 common shares of the Issuer, (iv) Mr. Eng, 40 common shares of the Issuer, (v) Mr. Wanek, 50 common shares of the Issuer, and (vi) Mr. Werdegar, 100 common shares of the Issuer.
     (c) There have been no transactions in the Issuer’s common shares in the last sixty days by the Reporting Persons or those persons listed on Schedule A to the Schedule 13D.
     (d) No person other than the Reporting Persons and the members of the Company is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement.

2.	Power of Attorney of Westech Investment Management, Inc.

CUSIP No.	NONE	13D	Page	10	of	13 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in Amendment is true, complete and correct.
Dated: November 29, 2010

WESTECH INVESTMENT ADVISORS LLC		VENTURE LENDING & LEASING VI, LLC

By:	/s/ Ronald W. Swenson Ronald W. Swenson	By:	Westech Investment Advisors LLC Its Managing Member
Chief Executive Officer
		By:	/s/ Ronald W. Swenson Ronald W. Swenson
By:	/s/ Salvador O. Gutierrez Salvador O. Gutierrez		Chief Executive Officer
	President	By:	/s/ Salvador O. Gutierrez

Salvador O. Gutierrez
/s/ Ronald W. Swenson			President

RONALD W. SWENSON
WESTECH INVESTMENT MANAGEMENT, INC.
/s/ Salvador O. Gutierrez

SALVADOR O. GUTIERREZ
		By:	/s/ Ronald W. Swenson Ronald W. Swenson
Chief Executive Officer

		By:	/s/ Salvador O. Gutierrez

Salvador O. Gutierrez
President

CUSIP No.	NONE	13D	Page	11	of	13 Pages
EXHIBIT INDEX

Exhibit		Page

1.	Joint Filing Agreement.	12

2.	Power of Attorney of Westech Investment Management, Inc.	13